UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VANCEINFO TECHNOLOGIES INC.

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

921564100

(CUSIP Number)

HiSoft Technology International Limited

33 Lixian Street

Qixianling Industrial Base

Hi-Tech Zone, Dalian 116023

People’s Republic of China

Copy to:

Leiming Chen, Esq.

Simpson Thacher & Bartlett

35/F, ICBC Tower, 3 Garden Road

Central, Hong Kong

+852-2514-7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 16951C108

1.	Names of Reporting Persons. HiSoft Technology International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,632,892 ordinary shares*

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,632,892 ordinary shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%**

14.	Type of Reporting Person (See Instructions) CO

*   Ownership of the common shares referred to herein is being reported hereunder solely because HiSoft Technology International Limited (“HiSoft”) may be deemed to have beneficial ownership, as a result of the Voting Agreements (described in Items 3 and 4 of this Schedule 13D) among HiSoft and the Significant Shareholders (as defined below) and, as the case may be, the irrevocable proxies associated therewith, of certain number of ordinary shares, options and restricted stock units of VanceInfo Technologies, Inc (“VanceInfo”). The filing of this Schedule 13D shall not be construed as an admission that HiSoft is, for purposes of Section 13(d) of the Act, or for any other purpose, the beneficial owner of any of such shares of VanceInfo Technologies, Inc. and such beneficial ownership is expressly disclaimed.

**  Based upon 44,714,963 Ordinary Shares outstanding as of August 8, 2012, as provided by the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), and American depositary shares (each, an “ADS”), of VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”), and is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The ADSs are listed on the New York Stock Exchange under the symbol “VIT”. Each ADS represents one Ordinary Share. The principal executive offices of the Issuer are located at 3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

Item 2. Identity and Background

(a)                                  This Schedule 13D is being filed by HiSoft Technology International Limited, an exempted company organized under the laws of the Cayman Islands (“HiSoft”).  HiSoft is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China.

(b)                                 The business address of HiSoft is 33 Lixian Street, Qixianling Industrial Base, Hi-Tech Zone, Dalian 116023, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of HiSoft are set forth on Schedule A hereto and incorporated herein by reference.

(c)                                  During the past five years, neither HiSoft nor, to the knowledge of HiSoft, any of the directors and officers named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)                                 During the past five years, neither HiSoft nor, to the knowledge of HiSoft, any of the directors and officers named on Schedule A has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On August 10, 2012, HiSoft entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of HiSoft (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of HiSoft (the “Merger”). The description of the Merger Agreement herein is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 99.1 to HiSoft’s Current Report on Form 6-K, dated August 13, 2012, and is incorporated herein by reference in its entirety.

Subject to the terms and conditions set forth in the Merger Agreement, each Ordinary Share of the Issuer issued and outstanding when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or when the parties otherwise agree (the “Effective Time”) would be cancelled in exchange for the right to receive one common share of HiSoft which as of August 10, 2012, had a par value of US$0.0001 per share and, immediately prior to the Effective Time is expected to have a par value of US$0.00139482 per share following a restructuring of HiSoft common shares.  Each ADS of the Issuer (“VanceInfo ADS”) would be cancelled in exchange for the right of the holder of the relevant VanceInfo ADS, at the direction of the JP Morgan Chase Bank, N.A. as depositary, to receive one ADS of HiSoft (“HiSoft ADS”), which as of August 10, 2012 represented 19 common shares of HiSoft and immediately prior to the Effective Time is expected to represent one common share of HiSoft, following a consolidation of HiSoft ADSs.

As an inducement for HiSoft to enter into the Merger Agreement, on August 10, 2012, contemporaneously with the execution of the Merger Agreement, certain shareholders of the Issuer, namely Mr. Chris Shuning Chen

(“Mr. Chen”), Button Software Ltd. and Tairon Investment Limited (collectively, the “Significant Shareholders”), entered into a voting agreement with and in favor of HiSoft (the “Voting Agreement”), as described in Item 4 and Item 5 below. HiSoft entered into the Voting Agreement in connection with the Merger Agreement, but did not make any cash or other payments with respect thereto. An aggregate of 2,722,395 Ordinary Shares and vested options and restricted stock units beneficially owned by Mr. Chen are subject to the Voting Agreement. Any additional Ordinary Shares and ADSs acquired by the Significant Shareholders after the date of the Voting Agreements, including from the exercise of options to purchase Ordinary Shares of the Issuer, will be subject to the terms and conditions of the Voting Agreement.

The description contained in this Item 3 of the transactions contemplated by the Merger Agreement and Voting Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and Voting Agreement, copies of which are filed, respectively, as Exhibits 99.1 and 99.2 to HiSoft’s Current Report on Form 6-K, dated August 13, 2012, and incorporated by reference into this Schedule 13D.

Item 4. Purpose of Transaction

(a) - (b) The Merger Agreement provides for the acquisition of the Issuer by HiSoft in a stock-for-stock transaction, as a result of which the Issuer would become a wholly owned subsidiary of HiSoft. The information contained in Item 3 is incorporated by reference herein.

Completion of the Merger is subject to customary closing conditions, including but not limited to, (i) the authorization and approval of the Merger Agreement and the Merger by an affirmative vote of shareholders of the Issuer representing two-thirds or more of the Ordinary Shares present and voting in person or by proxy at a meeting of the shareholders of the Issuer which will be convened to consider the authorization and approval of the Merger Agreement and the Merger, and (ii) the authorization and approval of the issuance of HiSoft common shares issuable as merger consideration pursuant to the Merger Agreement by an affirmative vote of shareholders of HiSoft representing at least a majority of the common shares of HiSoft present and voting in person or by proxy at a meeting of the shareholders of HiSoft which will be convened to consider such issuance and certain other matters.

Pursuant to the terms of the Voting Agreement, the Significant Shareholders have agreed to irrevocably and unconditionally appoint HiSoft as proxy for such shareholders with the power to vote all shares covered by the Voting Agreement at the time of the vote, whether at an annual or extraordinary general meeting of the Issuer’s shareholders, or to grant consent or approval in any written consent in lieu of such a meeting: (1) in favor of the approval and authorization of the Merger Agreement, the Merger, the Plan of Merger and the consummation transactions contemplated in the Merger Agreement, (2) in favor of any related proposal that is reasonably necessary to consummate the Merger and the transactions contemplated by the Merger Agreement which is considered at any such meeting, (3) against certain actions, proposals, transactions or agreements that could reasonably be expected to prevent the consummation of the Merger. Any additional Ordinary Shares and ADSs beneficially acquired after the date of the Voting Agreement by the Significant Shareholders will be subject to the terms and conditions of the Voting Agreement.

The purpose of entering into the Voting Agreement is to facilitate the approval of the transactions contemplated under the Merger Agreement by the Issuer’s shareholders. Significant Shareholders’ obligations under the Voting Agreement will terminate upon the earliest to occur of: (i) the Effective Time of the Merger, (ii) the date of termination of the Merger Agreement in accordance with its terms, and (iii) at any time upon the written agreement of HiSoft and the Significant Shareholders.

(c) Not applicable.

(d) The Merger Agreement provides that at or prior to the Effective Time, HiSoft shall take such actions as are necessary to appoint Mr. Chen as Non-Executive Chairman of the HiSoft board of directors, effective as of the Effective Time.  Immediately following the Effective Time, the HiSoft Board shall consist of eight directors comprising of (i) four directors selected by HiSoft (“HiSoft Directors”), and (ii) four directors selected by the Issuer (“VanceInfo Directors”).  Such directors shall agree, prior to the Effective Time of the Merger, to take all such actions as are necessary, at or immediately following the Effective Time of the Merger, to ensure that the anticipated order of retirement by rotation of the HiSoft Directors and the VanceInfo Directors shall be consistent with the principle that there shall be an equal number of HiSoft Directors and VanceInfo Directors.  If at any time prior to the Effective Time of the Merger, any board designee becomes unable or unwilling to serve as a director of the combined company at the Effective Time of the Merger, then the party designating such individual shall designate another individual to serve in such individual’s place

(e) The information set forth in Item 4 as to the Merger Agreement is incorporated herein by reference.

(f) Not applicable.

(g) the memorandum and articles of association of the Issuer shall be replaced by the memorandum and articles of association of the Surviving Corporation as described in the Merger Agreement.

(h) Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of HiSoft, and the VanceInfo ADSs will no longer be traded on the New York Stock Exchange and will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

(i) Not applicable.

(j) Other than as described above, HiSoft currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although HiSoft reserves the right to develop such plan).

Item 5. Interest in Securities of the Issuer

(a)                                  Upon execution of the Voting Agreement, HiSoft may be deemed to beneficially own an aggregate of 2,632,892 Ordinary Shares, which represents approximately 5.9% of the total outstanding Ordinary Shares of the Issuer or 5.9% of the voting power of the Issuer consisting of: (i) 2,517,920 Ordinary Shares directly held by Button Software Ltd., (“Button”), (ii) 62,500 shares issuable upon exercise of vested options held by Tairon Investment Limited, (“Tairon”), (ii) 27,500 shares issuable upon exercise of vested options held by Mr. Chen, (iii) 4,475 vested restricted share units held by Mr. Chen, and (iv) 20,000 options and 497 restricted stock units that will vest on or before October 19, 2012, excluding 90,000 options and 7,774 RSUs granted to Mr. Chen but will not vest until after October 19, 2012, and excluding 712,500 ADSs beneficially owned by Mr. Chen through Button and 537,500 ADSs beneficially owned by Mr. Chen through Tairon where both Button and Tairon entered into certain agreements with Credit Suisse Capital LLC to pledge and monetize such ADSs they held, as provided by the Issuer.  The foregoing disclosure assumes that there are 44,714,963 Ordinary Shares outstanding as of August 8, 2012, as provided by the Issuer.

(b)                                 HiSoft may be deemed to have shared voting power over 2,632,892 shares of the Issuer as of August 10, 2012.

(c)                                  Except for the transactions described in Items 3 and 4 above, no other transactions in the Ordinary Shares or ADSs were effected by HiSoft or any persons set forth on Schedule A hereto during the sixty days before the date of this Schedule 13D.

(d)                                 Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)                                 Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Merger Agreement is described in Item 3 and Item 4 above, such summary being incorporated by reference into this Item 6.  The summary of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Merger Agreement.

The Voting Agreement is described in Item 3 and Item 4 above, such summary being incorporated by reference into this Item 6.  The summary of the Voting Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Voting Agreement.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) by HiSoft with respect to any securities of VanceInfo.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 — Agreement and Plan of Merger, dated August 10, 2012, by and among HiSoft Technology International Limited, VanceInfo Technologies Inc. and Chemistry Merger Sub Inc. (incorporated herein by reference to Exhibit 99.1 of Form 6-K of HiSoft filed on August 13, 2012)

Exhibit 99.2 — Voting Agreement, dated August 10, 2012, between HiSoft Technology International Limited, Button Software Ltd., Tairon Investment Limited and Chris Shuning Chen (incorporated herein by reference to Exhibit 99.2 of Form 6-K of HiSoft filed on August 13, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2012

HiSoft Technology International Limited

	By:	/s/ Tiak Koon Loh
	Name:	Tiak Koon Loh
	Title:	Chief Executive Officer

Schedule A

Directors and Executive Officers of HiSoft

Name	Position with HiSoft	Present Principal Occupation	Business Address	Citizenship

Cheng Yaw Sun	Non-Executive Chairman	*(1)	33 Lixian Street Qixianling Industrial Base Hi-Tech Zone, Dalian 116023 People’s Republic of China	USA

Tiak Koon Loh	Chief Executive Officer and Director	*(1)	33 Lixian Street Qixianling Industrial Base Hi-Tech Zone, Dalian 116023 People’s Republic of China	Singapore

Jenny Lee	Director	Director of 21Vianet Group, Inc., Managing Director of Granite Global Ventures II L.L.C., General Partner of Granite Global Ventures II L.P. and of GGV II Entrepreneurs Fund L.P.	Unit 3501, Phase 2 Shanghai IFC, 8 Century Avenue, Pudong District, Shanghai 200120 China	Singapore

Terry McCarthy	Independent Director, Chairman of audit committee	Managing member and investor of TriUnited Investors, LLC, Kansas	33 Lixian Street Qixianling Industrial Base Hi-Tech Zone, Dalian 116023 People’s Republic of China	USA

Pehong Chen	Independent Director	Founder, Chairman, President and Chief Executive Officer of BroadVision, Inc., Director of SINA Corporation and Fortinet, Inc.	1600 Seaport Blvd., Suite 550, Redwood City, CA 94063 United States	USA

Venkatachalam Krishnakumar	Independent Director	Director of Singapore Technologies Engineering Ltd. and MediaCorp Pte. Ltd. (Singapore), Chairman of the board of Oracle Financial Software Services Singapore Pte. Ltd.	33 Lixian Street Qixianling Industrial Base Hi-Tech Zone, Dalian 116023 People’s Republic of China	Singapore

Davy Lau	Independent Director, Chairman of compensation committee	Currently managing his private direct investment companies, including DGL Group Inc. and Ocean Rich Group Limited.	33 Lixian Street Qixianling Industrial Base Hi-Tech Zone, Dalian 116023 People’s Republic of China	Singapore

Christine Lu-Wong	Executive Vice President and Chief Financial Officer	*(1)	33 Lixian Street Qixianling Industrial Base Hi-Tech Zone, Dalian 116023 People’s Republic of China	USA

Jun Su	Executive Vice President of U.S. business unit	*(1)	33 Lixian Street Qixianling Industrial Base Hi-Tech Zone, Dalian 116023 People’s Republic of China	USA

Jin Song Li	Executive Vice President of Japan business unit	*(1)	33 Lixian Street Qixianling Industrial Base Hi-Tech Zone, Dalian 116023 People’s Republic of China	P.R. China

Thomas Joseph (T.J.) Eberle, Jr.	Senior vice president of U.S. IT Services	*(1)	6100 Fairview Road, Suite 560, Charlotte, NC 28210 United States	USA

(1)   The person’s present principal occupation is the same with his position with HiSoft.